FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 10, 2021, announcing that Telespazio Selects Gilat to Supply Enterprise Connectivity in Brazil for a Multinational Leading Energy Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 10, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Telespazio Selects Gilat to Supply Enterprise Connectivity
in Brazil for a Multinational Leading Energy Company

Gilat to provide the satellite network and thousands of VSATs to energy plants of Brazil's largest private sector energy company

Petah Tikva, Israel, March 10, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Telespazio, a joint venture between Leonardo (67%) and Thales (33%), selected Gilat to supply enterprise connectivity in Brazil for a multinational leading energy company. Gilat will provide the satellite network and thousands of VSATs to energy plants of Brazil's largest private sector energy company.

Gilat's high-reliability solution was chosen due to its ability to answer the customer's demanding Service Level Agreement (SLA) requirements. Gilat's SkyEdge II-c platform will support energy plants in distant locations and provide the ability to prioritize critical applications of the power plants due to its sophisticated Cloud QoS.

"Telespazio trusts Gilat's reliable multi-service platform as we extend our current networks to broaden our support to the enterprise sector, following service to other enterprise sectors such as banking, retail, SMEs and large telco carriers," said Marzio Laurenti, CEO at Telespazio Brasil. "We are most satisfied with the advantage of the seamless integration between our network and the end-customer's network, that was made possible, due to Gilat's robust IP routing capabilities."

"Telespazio is Gilat's longtime partner in Brazil and we are honored to be part of their growth over the years and to support their increased focus on the energy market," said Tobias Dezordi Regional Vice President Latin America at Gilat. "This achievement is in line with Gilat's strategy to maximize the value of our platform for our customers as they grow their business with additional applications."

About Telespazio
Telespazio, a Leonardo and Thales 67/33 joint venture, is one of the world’s leading operators in satellite services. Its activities range from the design and development of space systems to the management of launch services, from in-orbit satellite control to Earth observation, from integrated communications, satellite navigation and localization services to scientific programs. Telespazio plays a leading role in the reference markets harnessing technological experience acquired over the years. Since its establishment, the company has participated in major European space programs such as Galileo, EGNOS, Copernicus and COSMO-SkyMed. In 2019, Telespazio generated sales of EUR 535 million while employing 3,000 people in nine countries. Telespazio is present in Brazil since 1997, through its subsidiary Telespazio Brasil, with main office in Rio de Janeiro. www.telespazio.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com